SENSE HOLDINGS, INC.
                         4503 NW 103rd Avenue, Suite 200
                                Sunrise, FL 33351


                                  June 2, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

         RE:  SENSE HOLDINGS, INC.
              FORM AW - REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 1 TO FORM SB-2; SEC FILE NO. 333-122077

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, Sense Holdings, Inc. ("Registrant") respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form SB-2 (the "Post-Effective Amendment") that was inadvertently filed under the above-referenced SEC File Number on May 26, 2005.

         The Post-Effective Amendment was incorrectly filed under SEC File No. 122077, rather than as a post-effective amendment to SEC File No. 117039.

         Registrant respectfully submits that a withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Steven I. Weinberger at Schneider, Weinberger & Beilly LLP, at 561-362-9595.

                                        Very truly yours,

                                        SENSE HOLDINGS, INC.


                                        By: /s/ Dore Scott Perler
                                            ---------------------
                                            Dore Scott Perler
                                            Chief Executive Officer